

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 2, 2019

BY EMAIL

John J. Mahon, Esq.
Schulte Roth & Zabel LLP
901 Fifteenth Street, NW, Suite 800
Washington, DC 20005

Re: IDR Core Property Index Fund Ltd
Registration Statement on Form N-2
Filing No.: 811-23460

Dear Mr. Mahon:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on August 2, 2019. Based on our review, we have the following comments. Capitalized terms have the same meaning as defined in the registration statement.

1. **General Comments**

   a. Several pages of the private placement memorandum ("PPM") contain blanks for missing disclosure, such as the fee table. Please insure that all missing information is included in a pre-effective amendment responding to these comments.

   b. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

   c. Please provide the methodology for the NCREIF Fund Index.

2. **Fee Table**

   Please confirm that no fees are to be charged to shareholders in connection with the repurchase of their shares by the Fund. If there will be such fees, add a caption with the information under shareholder transaction expenses in the fee table.

3. **Investment Objective and Strategy** (p. A-5)

   a. The Fund states that it will invest in the Eligible Component Funds that compose the NFI-ODCE X Index and "other assets deemed appropriate by the Manager . . . ." Please provide further disclosure specifying the types of "other assets" the Manager intends to purchase for the Fund's portfolio. If such "other assets" include derivatives, provide more fulsome disclosure specifying the types of derivatives in which the Fund will invest and whether they will be used as part of the strategy to track the index.   Further, please supplementally explain how the statement that the fund will be "actively managing allocations to such Eligible Component Funds" is appropriate for an index fund or alternatively consider modifying the language, if accurate.

b. The PPM states that the Fund will also invest in short-term investments and cash equivalents on an interim basis. Please provide further disclosure detailing the types of short-term investments in which the Fund will also invest. Also, explain what is meant by "interim basis" And the purpose of such investments, *e.g.,* for short-term defensive purposes. Also, please disclose that, during the period and to the extent of such investments, the Fund will not be pursuing its state investment objective.

c. Please provide further disclosure explaining the difference between Eligible Component Funds that are group trusts and Eligible Component Funds that are not group trusts. In other words, explain what distinguishes group trusts from non-group trusts under the Internal Revenue Code and applicable IRS rules.

Figure 1: Summary Guidelines for Inclusion in the NFI-ODCE Index.

d. In describing the property types included in the NFI-ODCE Index, the PPM states that they must have a 5% GAV minimum in each property type. Define GAV prior to first use in the PPM.

e. In describing diversification, the PPM states that "[n]o more than 60% (± for market forces) of market value of real estate gross assets in one property type or one region . . . ." Explain in the PPM what is meant by "± for market forces."

f. The description of risk/return is too cryptic. Explain further what is meant by "core funds only" in describing the risk/return profile of included Eligible Component Funds.

Figure 2: NFI-ODCE Component Fund Divergence.

g. Please add disclosure to the PPM explaining how the information contained in figure 2 and the paragraph preceding it factor into the Manager's index investment strategies.

4. **Fundamental Investment Policies**

In response to Item 8.2.c, the registrant should provide a detailed description of its fundamental policy related to share repurchase offers, including the specific issues listed in Guidelines to Form N-2, Guide 10 (a-c).

5. **<u>Share Repurchase Program and Redemption Shares</u>** (p. A-8)

   a. The PPM states that the Fund will be engaged in Private Placements and additional issuances of Common Shares to investors on a quarterly basis. At the same time, the Fund also intends to engage in repurchases of its Common Shares on a quarterly basis. Please explain, supplementally, how the Fund intends to conduct the repurchase program so that it complies with Regulation M under the Securities Exchange Act of 1934 ("Exchange Act").

   b. The PPM states that the Fund will conduct repurchase offers in accord with Regulation 14E and rule 13e-4 of the Exchange Act, the Securities Act, and the Investment Company Act of 1940 ("Investment Company Act"). Please provide the specific provision of the Securities and Investment Company Acts under which the Fund intends to make the repurchase offers.

   c. It appears from the PPM that the Fund will be redeeming Redemption Shares while repurchase offers are outstanding. Explain, supplementally, how this arrangement comports with rule 14e-5 under the Exchange Act. The PPM is inconsistent regarding whether the Fund will borrow money, issue senior securities and/or utilize leverage in connection with share repurchases. Please revise and reconcile.

   d. The PPM states that the Fund may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the "applicable period" to repurchase Common Shares. Please clarify the "applicable period" the Fund is referencing. Further, add disclosure clarifying that these discretionary repurchases can be initiated by the Board outside of the Share Repurchase Program and specifying the circumstances under which such discretionary repurchases could be made.

   e. On page A-9 of the PPM, the Fund discusses the required asset coverage ratio for Redemption Shares. The Fund states that it will take into account its aggregate repurchase obligation and "any other leverage or senior securities it may have outstanding . . . ." Please reconcile this reference to leverage with the Fund's stated investment strategy to not use leverage at the top-tier fund level.

   f. Please confirm in the PPM that the Fund will not be incurring debt to finance share repurchases.

6. **<u>Risk Factors</u>**

   a. Please add a discussion of Repurchase Offers Risk, including the potential tax consequences to investors and the Fund of share repurchases and related portfolio security sales, as well as the effect that share repurchase offers and related financings might have on expense ratios and on portfolio turnover. *See* Guidelines to Form N-2, Guide 10.

    b. Please provide risk disclosure on how the transition from the London Interbank Offered Rate ("LIBOR") could affect the Fund's investments. For example, will the Fund invest in instruments that pay interest at floating rates based on LIBOR that do not include "fall back provisions" that address how interest rates will be determined if LIBOR is no longer published? If so, how will the transition from LIBOR affect the liquidity and the value of those investments? Based on your response, we may have additional comments.

7. Please provide the disclosure prescribed by Item 13 of Form N-2.

Statement of Additional Information

8. Please provide the disclosure prescribed by Items 14-15 of Form N-2.

9. **Investment Objectives and Fundamental Policies**

    a. (p. B-1) The registrant states that the Fund and the Manger may enter into "side letter" agreements with Stockholders and that it will not grant more favorable or different management fees, redemption rights or transparency rights in any "side letter" agreement. Please provide further disclosure explaining what types of legal, tax, or regulatory accommodations the Fund and the Manager may make as part of such "side letter" agreements.

    b. Add disclosure clarifying whether such side letter agreements are part of the Fund's fundamental policies and, if so, that a shareholder vote is required to change such policy and include a discussion of side letter agreements in the PPM along with the disclosure of other fundamental policies. If not, provide additional information in the SAI clarifying that side letter agreements are not a fundamental policy and may be changed without approval of the Shareholders. See Item 17 of Form N-2.

10. **Part C**

Organization and offering costs are not disclosed. Please disclose anticipated organizational and operating costs and the associated accounting for these items.

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We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/

Alberto H. Zapata
Senior Counsel
Disclosure Review and Accounting Office

cc: William Kotapish, Assistant Director
        Sumeera Younis, Branch Chief